UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

May 15, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “D. Medical Subsidiary, Spring-Set Health Solutions Ltd., Receives Health Canada Medical Device License to Market Its Spring Universal Infusion Sets.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Subsidiary, Spring-Set Health Solutions Ltd., Receives Health Canada
Medical Device License to Market Its Spring Universal Infusion Sets

Tirat Carmel, Israel – May 15, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED)(TASE:DMED) ("D. Medical" or the "Company"), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that its subsidiary, Spring-Set Health Solutions Ltd. (formerly "Medx-Set Ltd."), has received a medical device license to market its Spring™ Universal Infusion Sets (formerly “Lighty DD Infusion Sets”) in Canada.

According to the International Diabetes Federation, approximately 2.9 million diabetes patients live in Canada, constituting 11.6% of its population.   That number is expected to grow considerably as the population ages. In fact, the Canadian Diabetes Association estimates that more than 9 million Canadians are currently living with either diabetes or prediabetes. Prediabetes refers to a condition where a person’s blood glucose levels are higher than normal, but not yet high enough to be diagnosed as diabetes.

Efri Argaman, D. Medical’s Chief Executive Officer, commented, “We continue to successfully execute on our low risk and low cost strategy of introducing and promoting the “Spring” brand name to and across various target markets - including the United States, Canada, Europe, Mexico and the BRIC countries of Brazil, Russia, India and China – via the commercial roll out of our Spring Universal Infusion Sets.   Canada is an important market for us and we look forward to making this innovative product available there soon.”

About the Spring Universal Infusion Set

The Spring Universal Infusion Set is compatible with most insulin pumps currently available on the market. Going beyond the minimum requirements of subcutaneous drug delivery, the Spring Universal offers best-in-class features such as a hidden, auto-retractable needle, 360 degree connector, and smallest one-click, all-in-one inserter.

The core of the Spring Universal Infusion Set is the proprietary Detach-Detect mechanism. In the case the base of the infusion set detaches from the user's body, a blocking mechanism is triggered which, in turn, creates an occlusion. This evokes an occlusion alarm in an insulin pump. This unique feature enables exceptional reliability for continuously controlled and monitored insulin delivery, providing additional safety and peace of mind - especially for athletes and the parents of pediatric patients.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets, regulatory approvals and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212.618.6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il